Exhibit 99.7

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Mountain Province Diamonds Inc.

We consent to the use of our reports, each dated March 28, 2022, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this Annual Report on Form 40-F.

Chartered Professional Accountants, Licensed Public Accountants

March 28, 2022

Toronto, Canada

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